Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

February 9, 2012

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Form 8-K/A

Filed January 10, 2012

Form 10-K for Fiscal Year Ended

March 31, 2011

Filed August 9, 2011

File No. 000-50000

Dear Mr. Reynolds:

On behalf of Studio II Brands., a Florida corporation (the “Company”), enclosed please find our response to your comment letter dated February 1, 2012.

Form 8-K/A filed January 10, 2012

1.

We note the Form 8-K/A and Exhibit 99.1 filed on December 13, 2011 and your response to comment three of our letter dated December 22, 2011 where you state that of the $182,982 total consideration paid to Sizegenic, $86,198 was used to pay off Legend Sun’s shareholder loan due to Sizegenic and the remaining $96,784 was for the acquisition of Legend Sun. We also note. Please revise your purchase price allocation to remove the $86,198 “repayment of stockholder’s loan” that is currently being deducted from the consideration paid. As a result, it appears that the resulting goodwill balance should be $118,758 instead of $32,560 as currently shown. Also revise the HLL financial statements for this change, as necessary.

Response:

 Your comment is noted.  In response, we propose to revise the purchase price allocation   by removing the $86,198 “repayment of stockholder’s loan” that is currently being deducted from the consideration paid and increasing the resulting goodwill balance.  The financial statements of HLL will also be revised as necessary to reflect this change. The proposed revisions are as follows:

Consideration Paid:
Cash Paid	$ 182,982
Cash acquired	(5,417)
Cash paid, net of cash acquired	177,565

Allocated to:
Inventory	$ 5,201
Due from related party	10,272
Other receivable and prepaid expenses	9,651
Security deposit	40,960
Property and equipment	124,834
Accounts payable	(7,561)
Accrued expenses	(7,535)
Due to related party	(30,817)
Stockholder’s loan	(86,198)
Net tangible assets	$ 58,807

Value of excess of purchase price over net assets
Acquired allocated to:
Goodwill	$ 118,758

The proposed and original journal entries are shown as below:

	Proposed entries		Original entries
HLL book	Dr	Cr	Dr	Cr
Investment	182,982		96,784
Shareholder loan receivable from LS			86,198
Cash		182,982		182,982

Legend Sun book
Shareholder loan payable to Sizegenic	86,198		86,198
Shareholder loan payable to HLL		86,198		86,198

Consolidation by HLL
Goodwill	118,758		32,560
Investment		182,982		96,784
Eliminate LS loan payable to HLL	86,198		86,198
Eliminate HLL loan receivable from LS				86,198
LS net assets acquired included loan payable to Sizegenic	64,224		64,224
Additional paid-in capital (NOTE)		86,198

	538,360	538,360	452,162	452,162

NOTE: As a result of the restatement of goodwill from $32,560 to $118,758, the difference of $86,198 was credited to additional paid-in capital.

Form 10-K for the Fiscal Year Ended March 31, 2011

Studio II Brands, Inc. and Subsidiaries

Notes to Financial Statements, page 6

Note 3. Business Acquisition, page 13

2.

We note in your response to comment five of our letter dated December 22, 2011 that the $218,676 value assigned to the 2,291,100 shares of Studio II Brands that were issued as consideration to acquire all of the outstanding and issued shares of HLL on February 10, 2011 represents the sum of (i) the outstanding balance of the shareholder loan as of February 9, 2011 ($184,226), (ii) the net asset value of HLL as of February 9, 2011 ($11,527) and (iii) a premium of approximately 10% for the potential business development of the subfranchise business. We further note that the $184,226 shareholder loan liability is included in HLL’s net asset value of $11,527 as of February 9, 2011, and it is unclear to us why you are removing (i.e. adding back) this liability of HLL. Please revise to remove the addition of the $184,226 shareholder loan from your calculation of the fair value of Studio II’s shares. In this regard, it appears that the fair value of Studio II’s shares would have only been the $11,527 net asset value of HLL as of February 9, 2011 plus the 10% premium at the date of acquisition. Also revise to include a separate line item for HLL’s $184,226 shareholder loan payable to Mr. Gu Yao in the allocation of net tangible assets. Finally, also revise the unaudited pro forma information in your Form 8-K accordingly.

Response:

 Your comment is noted.  In response, we propose to change the calculation of the fair value of Studio II’s shares by removing the addition of the $184,226 shareholder loan from the calculation of fair value and by including a separate line item for HLL’s $184,226 shareholder loan payable to Mr. Gu Yao.

The proposed revisions are as follows:

Consideration:
Equity instruments (2,291,100 common stock of the Company)	$ 34,450
Cash acquired	(14,088)
Consideration, net of cash acquired	$ 20,362

Allocated to:
Accounts receivable	21,792
Due from related parties	12,985
Security deposit	41,216
Property and equipment	108,883
Accounts payable and accrued expenses	(22,060)
Due to related party	(6,980)
Stockholder’s loan payable to Gu Yao	(184,226)
Provision for taxation	(6,732)
Net tangible liabilities	$ (35,122)

Value of excess of purchase price over net liabilities
Acquired allocated to:
Goodwill	$ 55,484

The proposed journal entries are shown as below:

	Proposed entries		Original entries
Studio II book	Dr	Cr	Dr	Cr
Investment	34,450		218,676
Shareholder loan receivable from HLL	184,226		-
Share capital		2,291		2,291
Additional paid up capital		216,385		216,385

HLL book
Shareholder loan payable to Gu Yao	184,226		184,226
Shareholder loan payable to Studio II		184,226		184,226

Consolidation by Studio II

Goodwill	55,484		55,484
Investment		34,450		218,676
Eliminate HLL loan payable to SII	184,226		184,226
Eliminate SII loan receivable from HLL		184,226		-
HLL net liabilities acquired excluded pre-existing goodwill		21,034		21,034

	642,612	642,612	642,612	642,612

Item 13. Certain Relationships and Related Transactions and Director Independence, page 22

3.

We note in your response to comment two of our letter dated December 22, 2011 that Studio II paid off HLL’s shareholder loan to Mr. Gu Yao in connection with its February 10, 2011 acquisition. We further note your disclosure that Studio II’s subsidiary, HLL has an outstanding shareholder loan in the amount of $184,226 as of March 31, 2011; and that the loan is from Mr. Gu Yao who is the holder of 2,291,100 shares. Please revise to clearly state that this is an intercompany loan between Studio II and HLL as of March 31, 2011, as you state in your response, and not payable to Mr. Gu Yao as of that date.

Response:

Item 13. Your comment is noted.  In response, we propose to revise the disclosures in Item 13 - Certain Relationships and Related Transactions and Director Independence, as follows:

“The Company’s subsidiary, HLL has an outstanding shareholder loan in the amount of $184,226, and $196,266, as of March 31, 2011, and March 31, 2010, respectively.  Prior to February 10, 2011, the loan was  from Gu Yao who is the holder of 2,291,100 shares, or approximately 19.25%, of the Company’s issued and outstanding common stock. The stockholder’s loan mainly represents amounts advanced to HLL by Gu Yao for the purpose of acquiring Legend Sun as a wholly owned subsidiary, on February 24, 2010.  This loan is unsecured, non-interest bearing and repayable on December 11, 2011. On February 10, 2011, the Company issued a total of 2,291,100 shares of its common stock, valued at $218,676, to Gu Yao.  The shares were issued in part to pay off the shareholder loan in the amount of $184,226 due from HLL to Gu Yao, and in part to acquire all of the issued and outstanding shares of HLL from Gu Yao.  As a result of the Company’s pay off of the stockholder loan on behalf of HLL, the loan became an intercompany loan as of March 31, 2011, due and payable from HLL to the Company. ”

As there are numerous reports which will require amendments in respect of previous comments,  including the Company’s Current Report on Form 8-K and the financial exhibits thereto, the reports on Form 10-Q for the periods ended June 30, 2011 and September 30, 2011, and the report on Form 10-K for the fiscal year ended March 31, 2011, in order to avoid the possibility of being required to file multiply amendments, the Company intends to defer filing of the amended reports until such time as the SEC has indicated that it has no further comments regarding the company’s report on Form 8-K.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.